AGREEMENT REGARDING PURCHASE PRICE ADJUSTMENT
FOR SPECIALTY RESTAURANT GROUP, LLC

This Agreement is effective the 17th day of September, 2003 by and between Specialty Restaurant Group, LLC, a Delaware limited liability Company (“Company”) and Ruby Tuesday, Inc., a Georgia corporation (“RTI”).

_________________

WHEREAS, Company and RTI entered into a transaction whereby RTI loaned to SRG the original principal amount of $28,753,428.00 pursuant to a promissory note dated November 20, 2000 (“Note”) in connection with RTI’s sale of various assets to Company (“Transaction”) and such Transaction was evidenced by various documents including an Agreement and Plan of Merger dated October 4, 2000, as may have been amended (“Merger Agreement”); and

WHEREAS, the purchase price for the Transaction was set forth in the Purchase Agreement (“Purchase Price”); and

WHEREAS, the parties wish to adjust the purchase price of the Transaction as hereinafter set forth.

_________________

NOW THEREFORE, in consideration of the recitals above, the covenants below and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

_________________

1.	The Purchase Price of the Transaction is hereby adjusted by an amount equal to the accrued and unpaid balance of the Note. The parties agree that, in order to effect the adjustment in the Purchase Price, RTI shall return the Note to SRG as soon as reasonably practicable and RTI shall make no claim under the Note.

2.	RTI agrees to promptly release any security interests or liens securing the Note in favor of RTI. SRG shall reimburse RTI any and all out-of-pocket costs incurred in connection therewith.

3.	This Agreement does not alter, amend, modify or change any other agreement by and between RTI and Company.

4.	As partial consideration for the purchase price adjustment, Company and its members, successors, assigns, subsidiaries, affiliates and employees hereby releases RTI, its successors, assigns, subsidiaries, affiliates, directors, shareholders and employees from and against any and all claims, damages, costs or liability arising from or related to the relationship between RTI and Company or any agreement by and between RTI and Company from the beginning of time up to and through the date hereof.

5.	The parties represent and warrant that all necessary action has been taken to authorize the execution by its signatory below and such signatory has the requisite authority to bind each interested party hereunder.

6.	The parties agree to execute, act, or cause to be done such further instruments, acts, documents and assurances as RTI reasonably requires or deems desirable in order to carry out the purposes of this Agreement, all at the cost and expense of SRG.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement on the date first written above.

SPECIALTY RESTAURANT GROUP, LLC, a	RUBY TUESDAY, INC.
Delaware limited liability Company
By: /s/ James Carmichael	By: /s/ Samuel E. BealL, III
Name: James Carmicheal	Name: Samuel E. Beall, III
Title: President, Chief Executive Officer & Manager	Title: Chairman and CEO